UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2014

Commission File Number: 001-34985

Globus Maritime Limited
(Translation of registrant’s name into English)

128 Vouliagmenis Avenue, 3rd Floor, Glyfada, Athens, Greece, 166 74
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ☒          Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     ☐          No     ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT INDEX

99.1	Press release dated May 29, 2014: Globus Maritime Limited Reports Financial Results for the Three Month Period ended March 31st, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  May 29, 2014

GLOBUS MARITIME LIMITED

By:	/s/ George Karageorgiou
Name:	George Karageorgiou
Title:	Chief Executive Officer

Exhibit 99.1

Globus Maritime Limited Reports Financial Results For The Three Month Period

 Ended March 31st, 2014

Athens, Greece May 29, 2014, Globus Maritime Limited ("Globus," the “Company," “we,” or “our”), (NASDAQ: GLBS), a dry bulk shipping company, today reported its unaudited consolidated operating and financial results for the three month period ended March 31st, 2014.

Financial Highlights

	Three months ended March 31,
(Expressed in thousands of U.S dollars except for daily rates and per share data)	2014	2013
Net Revenue (1)	6,228	6,931
Adjusted EBITDA (2)	3,389	4,100
Total comprehensive income	1,082	1,320
Basic & diluted earnings per share	0.11	0.13
Time charter equivalent rate (TCE)	9,248	10,550
Average operating expenses per vessel per day	4,115	3,870
Average number of vessels	7.0	7.0

(1)

Net Revenue is computed by subtracting voyage expenses from revenue. Net Revenue is not a recognized measurement under international financial reporting standards (“IFRS”) and should not be considered as an alternative or comparable to net income.

(2)

Adjusted EBITDA is a measure not in accordance with generally accepted accounting principles (“GAAP”). See a later section of this press release for a reconciliation of non-GAAP financial measures.

Current Fleet Profile

As of the date of this press release, Globus’ subsidiaries own and operate seven dry bulk carriers, consisting of four Supramax, two Panamax and one Kamsarmax.

Vessel	Year Built	Yard	Type	Month/Year Delivered	DWT	FLAG
Tiara Globe	1998	Hudong Zhonghua	Panamax	Dec 2007	72,928	Marshall Is.
Moon Globe	2005	Hudong-Zhonghua	Panamax	June 2011	74,432	Marshall Is.
Sun Globe	2007	Tsuneishi Cebu	Supramax	Sept 2011	58,790	Malta
River Globe	2007	Yangzhou Dayang	Supramax	Dec 2007	53,627	Marshall Is.
Sky Globe	2009	Taizhou Kouan	Supramax	May 2010	56,855	Marshall Is.
Star Globe	2010	Taizhou Kouan	Supramax	May 2010	56,867	Marshall Is.
Jin Star	2010	Jiangsu Eastern	Kamsarmax	June 2010	79,387	Panama
Weighted Average Age: 7.3 Years at March 31, 2014					452,886

Current Fleet Deployment

The vessels Star Globe, Sky Globe, Moon Globe and River Globe are currently operating on short term time charters (“on spot”) and Tiara Globe is currently being dry-docked.

The “Jin Star” is on a bareboat charter with Eastern Media International and Far Eastern Silo & Shipping, that began during June 2010, for a period of five years (which can be extended for one year at the charterer’s option, and thereafter extended one additional year at our option), at $14,250 per day gross.

The “Sun Globe” is currently on a T/C with Cosco Qingdao until January 2015 at $16,000 per day gross.

Assuming all charter counterparties fully perform under the terms of the respective charters, and based on the earliest redelivery dates, as of the day of this press release, the Company has secured employment for approximately 29% of our fleet days for the rest of 2014.

Employment Profile

Vessel	Charterer	Expiration Date (Earliest)	Type	Gross Daily rate
Tiara Globe	Dry-docked	June 3rd	-	-
River Globe	Spot	Spot	Spot	Spot
Star Globe	Spot	Spot	Spot	Spot
Sky Globe	Spot	Spot	Spot	Spot
Jin Star	Eastern Media International - Far Eastern Silo & Shipping	Jan 2015	Bareboat	$14,250
Moon Globe	Spot	Spot	Spot	Spot
Sun Globe	Cosco Qingdao Shipping Co	Jan. 2015	Time charter	$16,000

Management Commentary

George Karageorgiou, President, Chief Executive Officer and Chief Financial Officer of Globus Maritime Limited, stated: “Our financial results for the first quarter of 2014, were negatively impacted by the dry bulk market underperforming, in large part due to a delayed start of the South American grain trade. For the three month period ended March 31, 2014, we had a 12% reduction in our time charter equivalent rate, versus the same quarter in 2013, and a slightly reduced reported net income of $1.1 million or $0.11 per share.  Despite the market conditions, we did report a profit for the first quarter 2014, had a high fleet utilization rate of 99.8%, which is a testimony to our efficient in‐house technical and commercial management; going forward, we maintain a positive outlook for our overall financial performance in 2014, which coincides with the recovery in the dry bulk market, with a more balanced supply and demand.

“In this context, a key advantage for Globus is that the majority of our vessels today trade in the spot market. With only 29% of our fleet days secured in 2014, we are in excellent position, to maximize our revenues, in a market that many industry observers believe is poised for a turnaround. In January 2015, following the charter expirations of the Jin Star and Sun Globe, we will have zero contract coverage, and this is significant for our company, given that the outlook for 2015 is expected to be better than the current year because demand for dry bulk commodities will outpace supply growth. Our emphasis remains on fleet growth and shareholder value. Today’s market fundamentals give us this opportunity”

Management Discussion and Analysis of the Results of Operations

First quarter of the year 2014 compared to the first quarter of the year 2013

Total comprehensive income for the first quarter of the year 2014 amounted to $1.1 million or $0.11 basic earnings per share based on 10,228,137 weighted average number of shares. Total comprehensive income for the first quarter of the year 2013 was $1.3 million or $0.13 basic earnings per share based on 10,208,486 weighted average number of shares.

The following graph corresponds to the breakdown of the factors that led to the decrease in total comprehensive income for the first quarter of 2014 compared to the first quarter of 2013 (expressed in $000’s):

Revenue

For both the three month periods ended March 31, 2014 and 2013 our Revenue reached $7.4 million.

Voyage expenses

Voyage expenses increased by $0.7 million to $1.2 million during the three month period ended March 31, 2014 from $0.5 million during the respective period in 2013. The increase is attributed to bunkers consumption and canal and port charges during periods that our vessels were travelling seeking employment.  As a consequence our time charter equivalent rate during the first quarter of 2014 decreased by 12% to $9,248 per vessel per day from $10,550 achieved during the respective period last year.

Vessel operating expenses

Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oils, insurance, maintenance, and repairs, increased by $0.1 million or 5% to $2.2 million during the three month period ended March 31, 2014 compared to $2.1 million during the three month period ended March 31, 2013. It is important to note that longer periods of time are more accurate in basing conclusions on, rather than on a quarter over quarter basis. The breakdown of our operating expenses for the first quarter of the years 2014 and 2013 was as follows:

	2014	2013
Crew expenses	59%	58%
Repairs and spares	12%	13%
Insurance	11%	12%
Stores	9%	5%
Lubricants	6%	10%
Other	3%	2%

Average daily operating expenses during the three month periods ended March 31, 2014 and 2013 were $4,115 per day and $3,870 per day respectively.

Amortization of fair value of time charter attached to vessels

Amortization of fair value of time charter attached to vessels during the three month periods ended March 31, 2014 and 2013 were $0.2 and $0.4 million respectively. Amortization refers to the fair value of above market time charters attached to the vessels m/v Moon Globe and m/v Sun Globe acquired during the second half of 2011, which is amortized on a straight line basis over the remaining period of the time charters. The time charter attached to m/v Moon Globe expired during June 2013.

Administrative expenses payable to related parties

Administrative expenses payable to related parties decreased by $0.1 million to $0.1 million during the first quarter of 2014 from $0.2 million during the respective period last year mainly due to compensation paid with respect to changes in management that took place during the first quarter of 2013.

Gain on derivative financial instruments

Both our interest rate swap agreements entered back in 2008 of a nominal amount of $25.0 million, reached their maturity during November 2013.

Interest expense and finance costs

Interest expense and finance costs decreased by $0.4 million to $0.6 million during the first quarter of 2014 from $1.0 million during the respective period last year mainly due to the termination of both of our five year swap agreements during November 2013 and the sharp decrease in our average debt outstanding during the first quarter of 2014 of $91.1 million compared to the average debt outstanding during the first quarter of 2013 of $105.3 million.

Liquidity and capital resources

Net cash generated from operating activities for the three month periods ended March 31, 2014 and 2013 was $2.8 million and $3.3 million, respectively.

Net cash used in financing activities during the three month period ended March 31, 2014 amounted to $1.6 million and consisted of $0.8 million of scheduled loan installments, $0.6 million of interest and other finance costs paid and $0.2 million of preferred dividend paid. Net cash used in financing activities during the three month period ended March 31, 2013 amounted to $2.2 million and consisted of $1.4 million of debt repayment, and $0.8 million of interest and other finance costs paid.

Amendment to the Credit Suisse revolving credit facility

During April 2014, the company reached an agreement with Credit Suisse on permanently revising certain terms of our credit facility as listed below:

•

The company to maintain cash and cash equivalents of not less than $5.0 million (instead of at least $10.0 million “minimum liquidity requirement”) conditional to the company not declaring and paying dividends to common shareholders. In the event of dividend payment, the minimum liquidity requirement will increase to $7.0 million and will have to be met prior to the subject payment and during a continuous period of at least three months following such payment. Past this minimum period, we are entitled to switch to the $5.0 million minimum liquidity requirement.

•

From March 31, 2014 onwards the facility to bear interest at LIBOR plus a margin of 1.20%.

•

The company is prohibited from paying dividends to the holders of preferred shares in an amount that will exceed $0.5 million per fiscal year when the liquidity is below the $7.0 million threshold.

As of March 31, 2014, our cash and bank balances and bank deposits were $7.1 million and we had available $2.0 million of undrawn committed borrowing facility with respect to our Shareholders Credit Facility agreement. Our outstanding debt was $90.6 million gross of unamortized debt discount.

As of March 31, 2014 we were in compliance with all covenants arising from our loan and credit facilities.

Major vessel repairs

Currently one of our vessels, m/v Moon Globe is being dry-docked and we anticipate another vessel namely m/v Sky Globe to be dry-docked during the second half of the year 2014. We budget 20 days per dry-docking per vessel. Actual length varies based on the condition of each vessel, shipyard schedules and other factors.

Conference Call and Webcast: The Company’s management team will host a conference call and simultaneous internet webcast to discuss these results tomorrow, Friday, May 30, 2014, at 8:30 a.m., Eastern Daylight Time.

Conference Call Details: Investors may access the webcast by visiting the Company’s website at www.globusmaritime.gr and clicking on the webcast link. Participants may also dial into the call 10 minutes prior to the scheduled time using the following numbers: 1-866-819-7111 (from the US), 0800-953-0329 (from the UK), 00800-4413-1378 (from Greece), or +44 (0) 1452-542-301 (all other callers). Please quote “Globus Maritime.” A replay of the conference call will also be available until June 6, 2014 by dialing 1-866-247-4222 (from the US), 0800-953-1533 (from the UK), or +44(0)1452 550-000 (all other callers). Access Code: 36407079# In addition, a replay of the webcast will be available on the Company’s website at www.globusmaritime.gr.

SELECTED CONSOLIDATED FINANCIAL & OPERATING DATA

	Three months ended March 31,
	2014	2013
(in thousands of U.S. dollars, except per share data)	(Unaudited)
Statement of comprehensive income data:
Revenue	7,409	7,407
Voyage expenses	(1,181)	(476)
Net Revenue (1)	6,228	6,931
Vessel operating expenses	(2,222)	(2,090)
Depreciation	(1,405)	(1,405)
Depreciation of dry docking costs	(92)	(131)
Amortization of fair value of time charter attached to vessels	(184)	(449)
Administrative expenses	(468)	(438)
Administrative expenses payable to related parties	(129)	(218)
Share-based payments	(15)	(61)
Other expenses	(5)	(24)
Operating profit before financing activities	1,708	2,115
Interest income from bank balances & deposits	5	13
Interest expense and finance costs	(623)	(958)
Gain on derivative financial instruments	-	189
Foreign exchange losses, net	(8)	(39)
Total finance costs, net	(626)	(795)
Total comprehensive income for the period	1,082	1,320

Basic & diluted earnings per share for the period	0.11	0.13
Adjusted EBITDA (2)	3,389	4,100

(1) Net Revenue is computed by subtracting voyage expenses from revenue. Net Revenue is not a recognized measurement under international financial reporting standards (“IFRS”) and should not be considered as an alternative or comparable to net income.

(2) Adjusted EBITDA represents net earnings before interest and finance costs net, gains or losses from the change in fair value of derivative financial instruments, foreign exchange gains or losses, income taxes, depreciation, depreciation of dry-docking costs, amortization of fair value of time charter acquired, impairment and gains or losses on sale of vessels. Adjusted EBITDA does not represent and should not be considered as an alternative to total comprehensive income/(loss) or cash generated from operations, as determined by IFRS, and our calculation of Adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is not a recognized measurement under IFRS.

Adjusted EBITDA is included herein because it is a basis upon which we assess our financial performance and because we believe that it presents useful information to investors regarding a company’s ability to service and/or incur indebtedness and it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under IFRS. Some of these limitations are:

•

Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•

Adjusted EBITDA does not reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;

•

Adjusted EBITDA does not reflect changes in or cash requirements for our working capital needs; and

•

Other companies in our industry may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, Adjusted EBITDA should not be considered a measure of discretionary cash available to us to invest in the growth of our business.

The following table sets forth a reconciliation of Adjusted EBITDA to total comprehensive income and net cash generated from operating activities for the periods presented:

	Three months ended March 31,
	2014	2013
(Expressed in thousands of U.S. dollars)	(Unaudited)

Total comprehensive income for the period	1,082	1,320
Interest and finance costs, net	618	945
Gain on derivative financial instruments	-	(189)
Foreign exchange losses net,	8	39
Depreciation	1,405	1,405
Depreciation of drydocking costs	92	131
Amortization of fair value of time charter attached to vessels	184	449
Adjusted EBITDA	3,389	4,100
Share-based payments	15	61
Net (increase)/decrease in operating assets	(491)	245
Net decrease in operating liabilities	(100)	(1,024)
Provisions	1	2
Foreign exchange losses net, not attributed to cash and cash equivalents	(6)	(35)
Net cash generated from operating activities	2,808	3,349

	Three months ended March 31,
(Expressed in thousands of U.S. dollars)	2014	2013
	(Unaudited)
Statement of cash flow data:
Net cash generated from operating activities	2,808	3,349
Net cash generated from in investing activities	-	12
Net cash used in financing activities	(1,592)	(2,195)

(Expressed in thousands of U.S. Dollars)	As of March 31,	As of December 31,
	2014	2013
	(Unaudited)
Consolidated condensed statement of financial position:
Vessels, net	131,905	133,577
Other non-current assets	126	130
Total non-current assets	132,031	133,707
Cash and bank balances and bank deposits	7,103	5,889
Other current assets	5,191	4,700
Total current assets	12,294	10,589
Vessel classified as held for sale	11,366	11,366
	23,660	21,955
Total assets	155,691	155,662
Total equity	61,437	60,340
Total debt net of unamortized debt discount	90,380	91,210
Other liabilities	3,874	4,112
Total liabilities	94,254	95,322
Total equity and liabilities	155,691	155,662
		Three months ended March 31,
		2014	2013
Ownership days (1)		630	630
Available days (2)		630	630
Operating days (3)		629	627
Bareboat charter days (4)		90	90
Fleet utilization (5)		99.8%	99.5%
Average number of vessels (6)		7.0	7.0
Daily time charter equivalent (TCE) rate (7)		$9,248	$10,550
Daily operating expenses (8)		$4,115	$3,870

(1)

Ownership days are the aggregate number of days in a period during which each vessel in our fleet has been owned by us.

(2)

Available days are the number of ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys.

(3)

Operating days are the number of available days less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances but excluding days during which vessels are seeking employment.

(4)

Bareboat charter days are the aggregate number of days during which the vessels in our fleet are subject to a bareboat charter.

(5)

We calculate fleet utilization by dividing the number of operating days during a period by the number of available days during the period.

(6)

Average number of vessels is measured by the sum of the number of days each vessel was part of our fleet during a relevant period divided by the number of calendar days in such period.

(7)

TCE rates are our revenue less net revenue from our bareboat charters less voyage expenses during a period divided by the number of our available days during the period excluding bareboat charter days, which is consistent with industry standards. TCE is a measure not in accordance with GAAP.

(8)

We calculate daily vessel operating expenses by dividing vessel operating expenses by ownership days for the relevant time period excluding bareboat charter days.

The following table reflects the calculation of our daily TCE rates for the periods presented.

	Three months ended March 31,
(Expressed in thousands of U.S. dollars, except number of days and TCE rates)	2014	2013
	(Unaudited)

Revenue	7,409	7,407
Less: Voyage expenses	1,181	476
Less: bareboat charter revenue net of commissions	1,234	1,234
Net revenue excluding bareboat charter revenue	4,994	5,697
Available days net of bareboat charter days	540	540
Daily TCE rate	9,248	10,550

About Globus Maritime Limited

Globus is an integrated dry bulk shipping company that provides marine transportation services worldwide and presently owns, operates and manages a fleet of dry bulk vessels that transport iron ore, coal, grain, steel products, cement, alumina and other dry bulk cargoes internationally. Globus’ subsidiaries own and operate seven vessels with a total carrying capacity of 452,886 Dwt and a weighted average age of 7.3 years as of March 31, 2014.

Safe Harbor Statement

This communication contains “forward-looking statements” as defined under U.S. federal securities laws. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts or that are not present facts or conditions. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. The Company’s actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in the Company’s filings with the Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Globus undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Globus describes in the reports it will file from time to time with the Securities and Exchange Commission after the date of this communication.

For further information please contact:

Globus Maritime Limited

+30 210 960 8300

George Karageorgiou, CEO

karageorgiou@globusmaritime.gr

Capital Link – New York

+1 212 661 7566

Nicolas Bornozis

globus@capitallink.com

Paul Lampoutis